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CREDIT SUISSE FIRST BOSTON LOGO                                        EXHIBIT 6

Board of Directors
Wang Laboratories, Inc.
290 Concord Road
Billerica, Massachusetts 01821

May 2, 1999

Members of the Board:

You have asked us to advise you with respect to the fairness to the holders of common stock, par value $0.01 per share (the "Common Stock"), of Wang Laboratories, Inc. (the "Company"), other than Getronics NV (the "Acquiror"), from a financial point of view of the Common Stock Consideration (as defined below) to be received by such holders pursuant to the terms of the Agreement and Plan of Merger (as reflected in the draft dated May 1, 1999) (the "Merger Agreement") proposed to be entered into among the Company, the Acquiror and Getronics Acquisition, Inc. (the "Sub"). Capitalized terms used in this letter without definition have the meanings assigned to such terms in the Merger Agreement. The Merger Agreement provides for (a) Sub to make a tender offer (the "Offer") to purchase, at the cash price of $29.25 per share (the "Common Stock Consideration"), all of the issued and outstanding Common Stock, and at the Applicable Offer Price, the other Offer Securities of the Company and (b) the merger (the "Merger" and together with the Offer, the "Transaction") of the Sub with and into the Company pursuant to which the Company will become a wholly owned subsidiary of the Acquiror and each share of Common Stock will be converted into the right to receive the Common Stock Consideration. The Merger also provides for (A) conversion of (i) each share of Series B Preferred Stock into the right to receive the Series B Preferred Stock Merger Consideration,
(ii) each Common Stock Purchase Warrant into the right to receive the Common Stock Warrant Merger Consideration and (iii) each share of Series A Preferred Stock into such number of shares of Common Stock as provided for under the Certificate of Designation of the Series A Preferred Stock, (B) the expiration of the Microsoft Warrants and (C) the Olivetti Warrants becoming exercisable for the property which the holder thereof would have been entitled to receive if exercised immediately prior to the Effective Time of the Merger.

In arriving at our opinion, we have reviewed certain publicly available business and financial information relating to the Company, as well as the Merger Agreement. We have also reviewed certain other information, including financial forecasts, provided to us by the Company and have met with the Company's management to discuss the business and prospects of the Company.

We have also considered certain financial and stock market data of the Company, and we have compared those data with similar data for other publicly held companies in businesses similar to the Company and we have considered the financial terms of certain other business combinations and other transactions which have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon

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financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. The Company has informed us that management of the Company has had conversations with a third party regarding its interest in a possible acquisition of the Company. Except for approaching another third party to solicit an indication of interest regarding a possible acquisition of the Company and holding preliminary discussions with such party prior to the date hereof, we were not requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company.

Furthermore, we have assumed that when executed, the Merger Agreement will be in a form that does not differ in any material respect from the draft thereof dated May 1, 1999 reviewed by us and the Transaction will be consummated substantially in accordance with the terms described in such draft of the Merger Agreement.

We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Transaction. We have previously acted as financial advisor to the Company and have received customary compensation therefor. In addition, one of our affiliates acted as lead underwriter in a recently completed offering by the Acquiror and received customary compensation therefor. In addition, as we advised the Company by letter dated March 17, 1999, a separate financing team at Credit Suisse First Boston Corporation and one of its affiliates may provide assistance to the Acquiror with respect to the debt and equity financing to be obtained by the Acquiror in connection with the Transaction.

In the ordinary course of our business, we and our affiliates may actively trade the debt and equity securities of both the Company and the Acquiror for our and such affiliates' own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

It is understood that this letter is for the information of the Board of Directors in connection with its consideration of the Transaction and does not constitute a recommendation to any stockholder as to how such stockholder should vote on the proposed Merger or whether or not such stockholder should tender shares pursuant to the Offer and is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without our prior written consent.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Common Stock Consideration to be received by the holders of Common Stock in the Offer and the Merger is fair to such holders, other than the Acquiror, from a financial point of view.

                                            Very truly yours,

                                            CREDIT SUISSE FIRST BOSTON
                                            CORPORATION

                                            By:     /s/ J. CRAIG OXMAN
                                              ----------------------------------
                                            Name: J. Craig Oxman
                                            Title: Managing Director

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